UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number: 000-52699

YUKON-NEVADA GOLD CORP.
(Translation of registrant's name into English)

490 – 688 West Hastings Street
Vancouver, British Columbia
Canada V6B 1P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F  [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

FURNISHED HEREWITH

Exhibits

99.1	Material Change Dated June 21, 2007

99.2	Material Change Dated October 9, 2007

99.3	Material Change Dated September 26, 2007

99.4	Material Change Dated October 5, 2007

99.5	Material Change Dated March 3, 2008

99.6	Material Change Dated March 5, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yukon-Nevada Gold Corp.
(Registrant)

Date: April 15, 2008	By:	/s/ Graham Dickson
Graham Dickson

	Title:	President and CEO